Exhibit 99.2

HQ/CS/CL.24B/15129

28 May 2013

Sir,

Sub: Press Release - Tata Communications’ FY2013 Consolidated Gross Revenues up 21% YoY and FY2013 Consolidated EBITDA improves 15% YoY Recommends dividend of Rs.3/- per share.

Please find attached herewith the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB, Mahatma Gandhi Road, Fort, Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com

Media Contact:	Investor Contact:
Priti Gandhi Tata Communications +91 98208 60627 priti.gandhi@tatacommunications.com	Mahesh Pratap Singh Tata Communications +91 9819162113 mahesh.singh@tatacommunications.com

Tata Communications’ FY2013 Consolidated Gross Revenues up 21% YoY and

FY2013 Consolidated EBITDA improves 15% YoY

Recommends dividend of Rs. 3 per share

FY2013 core gross revenues up 23% YoY

FY2013 Start-up Business gross revenues up 9% YoY

•	Q4 FY2013 consolidated gross revenues up 11%, EBITDA up 0.3% YoY

•	Q4 FY2013 core gross revenues up 12%, EBITDA down 2% YoY

•	Q4 FY2013 Start-up Business gross revenues up 3%, EBITDA up 43% YoY

Mumbai (NSE & BSE) & New York (NYSE) – May 28th 2013 – Tata Communications today announces its financial results for the fourth quarter and year-ended March 31st 2013.

FY2013

Consolidated gross revenues improved by 21% to Rs. 172,130 million (USD 3,165 million @avg. Fx of INR/USD 54.38) in FY2013 as compared to Rs. 141,961 million (USD 2,963 million @avg. Fx of INR/USD 47.91) last year. The Core Business revenues stood at Rs. 153,181 million (USD 2,817 million) from Rs. 124,580 million (USD 2,600 million) in FY2012, marking a growth of 23%.

GVS registered a total of 62 bn voice minutes compared to 55 bn minutes in FY2012. GDS revenues grew 20% at Rs. 67,534 million (USD 1,242 million) in FY2013 from Rs. 56,462 million (USD 1179 million) in the same period last year.

In the Start-up Business, revenue improvement was at 9% at Rs. 18,948 million (ZAR 2,956 million @ avg. Fx of INR/ZAR 6.41) from Rs. 17,381 million (ZAR 2,699 million @ avg. Fx of INR/ZAR 6.44) in FY2012. The Start-up EBITDA margins stood at 10.3% in FY2013 – a significant turnaround from (0.8)% in FY2012.

Q4 FY2013

Consolidated gross revenues grew by 11% to Rs. 44,005 million (USD 812 million @avg. Fx of INR/USD 54.19) in Q4 FY2013 from Rs. 39,613 million (USD 787 million @avg. Fx of INR/USD 50.34) in Q4 FY2012. The Core Business revenues improved by 12% at Rs. 39,345 million (USD 726 million) from Rs. 35,091 million (USD 697 million) in the same quarter last year.

Global Voice Services (GVS) reported a healthy growth of minutes in Q4 FY2013. The total voice minutes carried in Q4 FY2013 advanced to 15.4 bn from 15.2 bn minutes in Q4 FY2012. Global Data Services (GDS) revenues showed a growth of 8% at Rs. 17,463 million (USD 322 million) in Q4 FY2013 as compared to Rs. 16,126 million (USD 320 million) in Q4 FY2012; supported by improved sales traction and increased pipeline activity.

The Start-up Business, comprising primarily of Neotel, posted a growth in revenues of 3% at Rs. 4,660 million (ZAR 768 million @ avg. Fx of INR/ZAR 6.07), from Rs. 4,522 million (ZAR 698 million @ avg. Fx of INR/ZAR 6.48) in Q4 FY2012. Start-up EBITDA margins stood at 7.4% in Q4 FY2013, a marked improvement from 5.3% in the corresponding quarter last year.

Commenting on the performance of Q4 & FY2013, Vinod Kumar, MD and Group CEO, Tata Communications says, “We witnessed strong revenues and EBITDA growth of 21% and 15% respectively in FY13. We have outpaced our peers and gained market share in almost every market segment and geography that we operate in. This is impressive given the economic and industry conditions that we operated under. During the course of the year, we held our course and continued to invest in sales and marketing as well as services innovation. These investments will start yielding fruit in the current year and beyond.”

FY2013 Business highlights

•

Tata Communications launched 100G connectivity to carriers and enterprises across the US and Europe on its TGN-Atlantic (TGN-A) subsea cable system - from New York to London. This upgrade is delivering increased bandwidth and network scale to meet increasing capacity demands as a result of the heightened use and deployments of cloud computing, smart devices and data-rich applications (music / HD video downloading and social networking applications)

•

Tata Communications further unites the world’s video collaboration community with the addition of AT&T to its global Telepresence network. The agreement enables virtual collaboration around the world, across each respective network. With this latest in a series of interprovider agreements, Tata Communications’ Global Meeting Exchange™ network now provides connections to most of today’s major providers of Telepresence services, offering customers unprecedented reach for their business video networks

•

Tata Communications supports the mobile industry migration to 4G with one of the industry’s widest reaching managed service offerings for mobile broadband enablement. Building on its extensive portfolio of mobile services, including IPX+ connectivity, voice, messaging, and signalling, Tata Communications introduced two new solutions: 1) the Virtual Private Roaming Hub which consolidates roaming operations and 2) the LTE Roaming Service to streamline roaming for 4G networks

•

Tata Communications launched world’s first cloud-based policy management solution for mobile network operators (MNOs) that enables faster creation of differentiated mobile data services, with significantly less capital investment. The Hosted Policy Engine allows MNOs to move beyond flat-rate data packages to deliver targeted data service offers for new revenue streams. This allows mobile operators to create targeted service packages to optimise network resources and revenue through tiered service plans for customers

FY2013 Customer highlights

•

MERCEDES AMG PETRONAS selected Tata Communications to deliver world-class trackside connectivity at all of its Formula One® race locations using the Tata Communications global network. Through this implementation, Tata Communications enables the team to transfer vital real-time data from the Silver Arrow cars at any Grand Prix location to its headquarters in the UK, three times faster. The improved trackside connectivity will enable the team to react more quickly to developments at the track and help to increase car performance.

•

Tata Communications signs strategic voice solutions agreement with UPC Wholesale. This agreement enables UPC Wholesale to integrate its different existing voice networks into one single, next-generation platform via Tata Communications’ IP voice switching platform and support systems

•

Mott MacDonald selected Tata Communications as its global telecommunications partner for the next five years in a deal worth over $20 million. Tata Communications was chosen as a result of its comprehensive range of integrated and unified communications solutions – solutions that will allow the diverse global management, engineering and development consultancy to consolidate its multiple regional systems onto a single platform. The move will create new levels of global collaboration as well as a solid competitive advantage for Mott MacDonald

@tata_comm | http://tatacommunications-newworld.com | www.youtube.com/tatacomms

© 2013 Tata Communications Ltd. All rights reserved. TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

FY2013 AWARDS & RECOGNITION

•

Tata Communications was positioned in the Leaders’ Quadrant in the Gartner Magic Quadrant for Asia Pacific Network Service Providers 2012. The Magic Quadrant evaluates Network Service Providers based on their completeness of vision and ability to execute

•	Tata Communications was honoured with four prestigious awards in the Enterprise Telecom Services category at the 2013 Frost & Sullivan, India, Information & Communications Technology (ICT) Awards:

•	Enterprise Data Service Provider of the Year (fifth year in a row)

•	Hosted Contact Centre Service Provider of the Year (third year in a row)

•	Third-Party Managed Service Provider of the Year (second year in a row)

•	Managed Video Conferencing Service Provider of the Year

A fact sheet providing a detailed analysis of the results for the quarter and year-ended March 31st 2013 has been uploaded on the Tata Communications website and can be accessed at

http://www.tatacommunications.com/downloads/investors/analyst/Tata%20Communications%20-%20Q4%20FY13%20Investor%20Fact%20Sheet.pdf

Ends…

About Tata Communications

Tata Communications Limited along with its subsidiaries (Tata Communications) is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Communications global network includes one of the most advanced and largest submarine cable networks and a Tier-1 IP network with connectivity to more than 200 countries and territories across 400 PoPs, as well as nearly 1 million square feet of data centre and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited). Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange (NYSE: TCL).

http://www.tatacommunications.com

@tata_comm | http://tatacommunications-newworld.com | www.youtube.com/tatacomms

© 2013 Tata Communications Ltd. All rights reserved. TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

@tata_comm | http://tatacommunications-newworld.com | www.youtube.com/tatacomms

© 2013 Tata Communications Ltd. All rights reserved. TATA COMMUNICATIONS and TATA are trademarks of Tata Sons Limited in certain countries.

4